VIRALYTICS LTD
ONCOLYTIC VIRUSES

30 November 2007

07028607

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
DEC 17 2007
THOMSON
FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX RELEASE

Date: 30 November 2007

Subject: Share Plan Announcement

As advised in a recent address to shareholders by the Executive Chairman, the Company is now addressing its future funding needs. In the first stage of this process we would like to offer existing shareholders an opportunity to invest up to a further $5,000 at 8 cents per share without incurring brokerage or transaction costs under a Share Purchase Plan. This share price of 8 cents represents a discount of 13.5% to the volume weighted average price of the shares for the five trading days preceding today's date.

Shareholders will be sent two documents to enable them to consider this investment:

- A short background briefing document updating shareholders on the Company's aims, its potential, its successes to date and future activities required to achieve a commercial outcome for the product; and
- Share Purchase Plan documents.

A summary of the Share Purchase Plan details that will be sent to shareholders is set out below.

Announcement Date	30 November 2007	Share Purchase Plan is announced to the market
Record Date	5 December 2007	Date for determining Eligible Shareholders
Opening Date	6 December 2007	Share Purchase Plan opens
Closing Date	20 December 2007	Share Purchase Plan closes at 4.00pm (Sydney time) on this date
Allotment Date	27 December 2007	Shares to be issued under Share Purchase Plan are allotted
Despatch Date	28 December 2007	Confirmation of transaction despatched to shareholders (Allotment Notice)
Quotation Date	28 December 2007	At which time Shares are expected to be traded on ASX

* Dates are indicative only and Viralytics reserves the right to vary these dates without advance notice.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Key offer details

Issue Price	8 cents per share
Minimum Application Amount	$2,000 (25,000)
Maximum Application Amount	$5,000 (62,500)

Where eligible, directors have advised that they will be taking up their entitlements under this offer.

Bryan Dulhunty
Chairman

VIRALYTICS LTD
ONCOLYTIC VIRUSES

28 November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES

A NEW HOPE FOR CANCER TREATMENT

ASX Release

Date: 28 November 2007

Subject: Second Phase I - Commencement of Patient selection

Viralytics is please to announce that all pre-requisites required by the protocol to commence the second of the current Phase I trials - a 26 patient intravenous administration, Phase I, dose escalation trial, using CAVATAK™ in late stage Breast, Prostate and Melanoma cancer patients have been completed.

Patient selection will now commence.

This 26 patient intravenous trial is designed to assess the safety of CAVATAK™ given intravenously, with secondary objectives being signs of efficacy. The trial is designed as a 26 patient dose escalation study in stage IV breast, melanoma and prostate cancer patients bearing ICAM-1 and/or DAF expressing tumours that have failed or refused conventional anti-cancer treatments.

In animal models growing human, breast, prostate and melanoma tumours, CAVATAK™ has demonstrated significant efficacy when administered intravenously, and is the basis for this intravenous trial.

Whilst early stage melanoma, breast and prostate cancers can be successfully treated by various modalities, few effective treatments exist for cancers which have progressed to stage IV. No current therapies are curative. There is currently an unmet need for effective treatments for stage IV patients with these types of solid tumours.

Dr Phillip Altman
Executive Director
– Clinical Development and Regulatory Affairs

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS LTD

ONCOLYTIC VIRUSES

27 November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX RELEASE

Date: 27 November 2007

Subject: Results of Annual General Meeting

We wish to advise that all resolutions put to the Annual General Meeting of Shareholders held today were passed on a show of hands.

In accordance with Section 251AA of the Corporations Act, we advise that proxy votes received for the meeting were as follows;

	Total number of votes	For the resolution	At Proxy's discretion-Chairman	Against Resolution	Abstain from resolution
Resolution 1					
- Directors Remuneration Report	44,222,870	33,693,118	3,317,311	877,533	6,334,908
Resolution 2					
- Re- election of Professor Darren Shafren-Director	44,222,870	40,596,687	3,302,311	316,872	7,000
Resolution 3					
-Re-election of Dr Phillip Altman as Director	44,222,870	40,568,487	3,302,311	345,072	7,000
Resolution 4					
- Approval of Options to Dr Phillip Altman	44,205,370	30,584,897	4,078,856	8,283,822	1,257,795
Resolution 5					
- Approval of Employee Share Option Plan	40,135,181	36,104,573	1,108,667	1,680,946	1,240,995

Bryan Dulhunty
Chairman

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 DEC 11 P 2:

27 November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX RELEASE

Date: 27 November 2007

Subject: Chairman' Address to the Annual General Meeting

Good morning ladies and gentlemen. My name is Bryan Dulhunty. I am the Executive Chairman of Viralytics Limited and will be chairing this morning's meeting.

On behalf of the board I would like to welcome you to the Viralytics Annual General Meeting for 2007.

In the 18 months that I have held the role of Executive Chairman the company has undergone substantial changes that are laying the foundations for investment growth. The year ahead will be very significant for Viralytics as the Company builds on the progress and milestones achieved in 2007.

First let me recap on the year past and then I will discuss the aims for the year ahead

SUCCESSES

In laying the foundation for growth the Company achieved three very significant milestones during the year.

- Firstly we acquired the outright ownership of the Intellectual Property the Company is researching. This acquisition ensures that all future value added to this Intellectual Property now accrues to the shareholders of this Company.

- Secondly the transition of the science from the laboratory to human clinical trials is a significant achievement that 6 out of 10 companies do not make. Your company currently has one trial underway, a second trial ready to commence and a number of future trials currently being planned. I will not address in detail these trials as Dr Phillip Altman – Executive Director for Clinical Trials and Regulatory Affairs will do this in his presentation following the conclusion of my address. I will say however that this transition has been successful and the company is gaining the support of both local and international Oncologist in the planning of more advanced future trials.

- Thirdly the appointment of Dr Phillip Altman: Dr Altman is a well-known Australian authority on clinical trials and regulatory affairs with more than 30 years experience. Dr Altman has worked in senior managerial positions for several multinational companies. He established his own company, Pharmaco Pty. Ltd., one of Australia's first contract research organisations, where he served as a Senior Industry Consultant. His career has seen him involved in more than one hundred clinical trials (Phase I through IV). He has

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

been personally responsible for the market approval of numerous new drugs since joining the pharmaceutical industry in 1974.

Shareholders would be aware from the quarterly operational reports that we release to the market of the many operational achievements made during the year covering the strengthening of your Company's IP, extension of the science into the treatment of additional cancer indications, clinical trial success, international peer review publications, new international collaborations relocation and renaming of the Company, the reduction of operational cash outflow from $5.3m to $3.3m and the reduction in the loss from $9.3m to $4.2m.

While these day to day operational achievements are by themselves significant and are necessary for the success of your Company the critical change is the transition to human trial trials.

Clinical trial success will drive the future value of this company and will determine its structure and cash requirements

CHALLENGES MET

The transition to Clinical trials has provided one of the major challenges faced by your Company this year - Human Resources. Taking a potential treatment for cancer from the laboratory to commercialisation requires a very wide range of highly specialised skills. These skills do not come cheaply. It is simply not feasible for a company the size of Viralytics to employ all of these specialists to use as needed. Managing the mix of needed available skill sets and the associated financial costs is a critical area of our business. A very considerable amount of my time has been spent in the past 18 months dealing with this problem.

In getting this mix of skills and financial costs correct the company has made very significant changes in staffing and consultants. This is never an easy transition for a company to make but I do believe we now have the appropriate mix of staff and consultants required to drive this company forward.

The company has been structured into 3 divisions - 1) Clinical Trials and Regulatory Affairs under the control of Executive Director Dr Phillip Altman 2) Basic Science and Intellectual Property under the control of Executive Director Professor Shafren and 3) Corporate Activities under my own control.

Each of us are supported by a range of staff and consultants both locally and internationally. The Company due to its current development phase makes extensive use of consultants as the costs associated with consultants can be turned on and off as required.

CHALLENGES FACING THE COMPANY

Strengthening the Board of Directors is a priority for the Company: While the Company has been fortunate to attract the talent of Dr Phillip Altman during the year, the Board is actively looking for additional directors of this calibre to complement the Board's current skill set.

Realising our financial investments. The Company has investments in 3 biotech companies These investments had been made for historical reasons and it has been our stated aim to realise these investments when appropriate. While each of our 3 investments have continued to have operational success the year, these success's have not yet been reflected in either their share

prices or liquidity. We hope to be able to realise on at least one of these investments in the coming year.

Funding: Funding is clearly a critical challenge for the Company. It has not been sensible for the Company to raise funds in the past few months and dilute shareholders interests at share price levels recently seen. Our share price has suffered badly over the past few months as a result of our once largest shareholder standing in the market and selling their holding in Viralytics at ever lower prices. With these sellers now out of the market, our share price has improved and the Board is now actively reviewing funding opportunities. The Board is determined that newly issued shares are placed in the hands of patient long term investors and not simply traders of stock. The Board is expectant of making an announcement on funding very shortly.

THE FUTURE.

On the international front, the field of oncolytic viruses and virotherapy continues to gather momentum with overseas companies such as Medigene (Germany) and Oncolyics Biotech (North America) adding significantly value to their shareholders investments following the release of exciting preliminary data in Phase I/II human clinical trials that highlighted some degree of efficacy with either mono therapy treatment or in combination with conventional anti-cancer therapies. Positive findings such as these are beneficial to all in the field of Virotherapy, helping to accelerate clinical evaluation. This is particularly so in the case of Viralytics when viewed with the fact that we believe our lead candidate virus CAVATAK™ possesses a number of superior biological attributes compared to other agents currently under investigation.

The Company's current clinical trial program is focused on Phase I Mono-Therapy trials. Such clinical evaluation is designed to show that the product by itself is well tolerated by humans. Initial mono-therapy clinical evaluation must be undertaken to allow the Company to advance to the next phase of clinical trials. As these trials are conducted in terminally ill patients we may also be able to collect preliminary efficacy data as a secondary end point. Demonstration of any parameters of efficacy would clearly be of major importance to the company.

However the nature of our future trials will be based on the successful outcomes already achieved by some of our overseas competitors. There is developing clear evidence that the combination of oncolytic virus therapy and chemotherapy/radiotherapy produces synergistic anti-cancer effects.

We as a company have initiated discussions with both local and overseas Oncologists with a view to undertaking such combination trials.

SUPPORT OF SHAREHOLDERS

I would like to take this opportunity to thank shareholders who have shown overwhelming support for the current Board in the last year. With the exception of our once largest shareholder there has been little movement in our top 40 and I welcome the large number of new shareholders who have invested in the Company.

SUPPORT OF THE BOARD

I would also like to thank my fellow directors for their support during the year. A number of hard decisions have had to be made and I thank you for your advice and support. I am proud to have them as my fellow directors.

SUMMARY

The year ahead will be very significant for Viralytics as the Company builds on the progress and milestones achieved in 2007. In the past year solid foundations have been laid for the future growth of this company and we have successfully made the transition from pre-clinical to clinical research. The Company has a clear clinical trial program directed to minimize the time to market for our lead product CAVATAK™.

The Company certainly faces the challenge in the coming year of providing the resources it needs to achieve these goals.

There is much to be done to maximise shareholder wealth.

Bryan Dulhunty
Chairman

VIRALYTICS LTD
ONCOLYTIC VIRUSES

26 November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release
Date: 26 November 2007
Subject: Resignation of Director Nadaisan (Raj) Logaraj

Nadaisan (Raj) Logaraj has advised the Company that due to the increasing pressure of fulfilling both his local and international work commitments he has decided to resign as a director of Viralytics.

Raj said it was appropriate to resign at this time as he was standing for re-election at tomorrow's Annual General Meeting and it would be inappropriate to be re-elected by shareholders knowing of his intentions to resign.

The Company wishes to thank Raj for his contribution and the support that he has provided to the Company during his time as a director.

An appendix 3z is attached

Bryan Dulhunty
Executive Chairman

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Viralytics Ltd	
ABN 12 010 675 351	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Nadaisan (Raj) Logaraj
Date of last notice	10 April 2007
Date that director ceased to be director	23 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ozean Investments Pty Limited as Trustee for the Logaraj Nadaisan Superannuation Fund	120,000 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

END